SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 5)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Tektronix, Inc.

(Name of Subject Company)

Tektronix, Inc.

(Names of Person(s) Filing Statement)

Common Stock, no par value,

including the preferred share purchase rights attached thereto

(Title of Class of Securities)

879131100

(CUSIP Number of Class of Securities)

James F. Dalton

Sr. Vice President and General Counsel

Tektronix, Inc.

14200 SW Karl Braun Dr.

Beaverton, Oregon 97077

(503) 627-6700

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Henry H. Hewitt

Margaret Hill Noto

Stoel Rives LLP

900 SW Fifth Avenue, Suite 2600

Portland, Oregon 97204-1268

(503) 224-3380

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to the Schedule 14D-9 (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2007, amends and supplements the Schedule 14D-9 filed with the SEC on October 19, 2007, as subsequently amended (the “Schedule 14D-9”) by Tektronix, Inc., an Oregon corporation. The Schedule 14D-9 relates to a tender offer by Raven Acquisition Corp., an Oregon corporation and an indirect wholly owned subsidiary of Danaher Corporation, a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO, dated October 18, 2007, to purchase all of the outstanding shares of the common stock of Tektronix, at a purchase price of $38.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2007 (as amended or supplemented from time to time) and in the related Letter of Transmittal (as amended or supplemented from time to time).

The information in the Schedule 14D-9 is incorporated in this amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented with the addition of the following subsection at the end of Item 8:

“(j) Subsequent Offering Period.

The initial period of the Offer expired at 11:59 pm, Eastern Time, on Thursday, November 15, 2007. According to the depositary for the offer, approximately 69,958,316 Shares were tendered pursuant to the Offer and not withdrawn, 6,422,045 of which were presented pursuant to notices of guaranteed delivery. Assuming substantially all Shares tendered pursuant to guaranteed delivery procedures are delivered, approximately 91% of all outstanding Shares have been tendered (the percentage is 83% if guaranteed delivery Shares are not taken into account). Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn.

On November 16, 2007, Purchaser commenced a subsequent offering period for all remaining untendered Shares that will expire at 11:59 pm, Eastern Time, on Tuesday, November 20, 2007. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same purchase price to be paid pursuant to the Offer of $38 per Share, net to the seller in cash without interest, less any required withholding taxes. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase except that (i) guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

“(a)(13) Text of press release issued by Parent and Tektronix on November 16, 2007 (incorporated by reference to Exhibit (a)(12) to the Schedule TO-T/A filed by Parent and Purchaser on November 16, 2007).”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TEKTRONIX, INC.

By:	/s/ James F. Dalton
Name:	James F. Dalton Senior Vice President, Corporate Development
Dated:	November 16, 2007